                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                    FORM 11-K



                                  ANNUAL REPORT
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934




                      For the Year Ended December 31, 2001




                                     001-496
                            (Commission File Number)




                                TITLE OF THE PLAN

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN



               ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN

                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS




                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS
                          at December 31, 2001 and 2000



                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS
                      for the year ended December 31, 2001



                          NOTES TO FINANCIAL STATEMENTS



                             SUPPLEMENTAL SCHEDULES

Supplemental schedules required by Section 2520, 103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Plans with all of their assets in a Master Trust are exempt from the requirement to include investment supplemental schedules as part of their Financial Statements.



                        REPORT OF INDEPENDENT ACCOUNTANTS



                                  EXHIBIT INDEX

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                         (Dollars in thousands)
                                                              December 31,

                                                           2001          2000
                                                        ----------    ----------
Participants' interest in Hercules Incorporated
     Master Savings Trust                               $  220,108    $  298,358
                                                        ----------    ----------
     Net assets available for benefits                  $  220,108    $  298,358
                                                        ==========    ==========




   The accompanying notes are an integral part of these financial statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                  (Dollars in thousands)
                                                                                        Year Ended
ADDITIONS:                                                                           December 31, 2001
                                                                                  ----------------------
  (DECREASE IN) ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
     Investment losses
        Decrease in net interest in Hercules Incorporated Master Savings Trust          $   (37,065)

     Contributions:
        Participant                                                                          11,277
        Employer                                                                              3,744
        Transfers from other plans (Note 6)                                                   7,346
                                                                                        -----------

            Net Additions                                                                   (14,698)
                                                                                        -----------

DEDUCTIONS:
  DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
     Benefits paid to participants                                                          (41,189)
     Transfers to other plans (Note 7)                                                      (21,721)
     Administrative expenses                                                                   (642)
                                                                                        -----------

            Total Deductions                                                                (63,552)
                                                                                        -----------

            Net Decrease                                                                    (78,250)

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                                                      298,358
                                                                                        -----------
     End of year                                                                        $   220,108
                                                                                        ===========

   The accompanying notes are an integral part of these financial statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following description of the Hercules Incorporated Savings and Investment Plan (the Plan) provides only general information. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         At time of enrollment in the Plan, participants may elect to contribute up to 15% of their annual wages on either a pre- or post-tax basis, or a combination thereof. Hercules Incorporated (Hercules or the Company) contributes in the form of Hercules Incorporated common stock, 50% of the first 6% of the annual wages that an employee contributes to the Plan. Participants shall direct the investment of their monthly savings in any of the Plan's investment options, or a combination thereof. Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested in his or her account balance at all times.

         The Plan currently offers eight mutual funds, an insurance investment contract option and the common stock of the Company as investment options for participants. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         Each participant's account is credited with the participant's contribution, the Company's contribution and the Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         The Plan includes an employee loan provision authorizing participants to borrow a minimum of $1 thousand up to a maximum, equal to the lesser of $50 thousand or 50% of their vested balances in the Plan. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         The financial statements of the Plan are prepared under the accrual method of accounting. The Plan's investments are stated at fair value except for its insurance investment contract, which is valued at contract value which represents costs plus investment earnings less withdraws. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock market closed on the New York Stock Exchange on the last business day of the year.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

         Withdrawals are recorded upon distribution. The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement, in which the distribution is requested.

         The Plan presents in the statement of changes in net assets available for benefits its allocated share of the Trust's investment activities, which includes the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments. Such allocation was only necessary for the month of January as the two plans which had assets jointly held in the Hercules Incorporated Master Savings Trust (the Trust) were merged as of the close of business on January 31, 2001. On that date the Hercules Incorporated Employee Savings Plan merged with and into the Plan and as such there was no allocation required for the final eleven months of the plan year (Note 6).

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


2.       INVESTMENTS IN MASTER TRUST

         The assets of the Plan are held in the Trust. At December 31, 2001, the assets of the Trust are held by Bankers Trust Company (Trustee). The Plan's investment in the Trust is based upon the fair value of net assets in the Trust and the Plan's relative interest in the Trust. The fair value of the Plan's interest in the Trust is based on the beginning of the year value of the Plan's interest in the Trust plus contributions, and allocated investment income less actual distributions. The Plan's share of the net assets of the Trust was approximately 100% and 98% at December 31, 2001 and 2000, respectively. Record keeping for the Plan is performed by MetLife's Defined Contribution Group.

         On April 29, 2002, the Board of Directors of the Company approved the appointment of The Vanguard Group as both the trustee and record keeper for the Plan, effective July 1, 2002.

         The following table presents the fair values of investments for the
Trust:

                                                (Dollars in thousands)
                                                     December 31,

                                                  2001          2000
                                               ----------    ----------
Hercules Incorporated Common Stock             $   28,318    $   58,451
Mutual Funds                                      106,535       145,542
Blended Interest Rate Fund                         81,014        94,600
Loan Fund                                           4,241         7,061
                                               ----------    ----------
                                               $  220,108    $  305,654
                                               ==========    ==========

         Investment income for the Trust for the year ended December 31, 2001 is as follows:

                                                          (Dollars in thousands)
Net depreciation in fair value of investments:
    Hercules Common Stock                                     $     (26,399)
    Mutual Funds                                                    (17,389)
                                                              -------------
                                                                    (43,788)
Interest                                                              5,588
Dividends                                                             1,211
                                                              -------------

     Total                                                    $     (36,989)
                                                              =============

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


3.       NON-PARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

                                                        (Dollars in thousands)
                                                              December 31,

                                                         2001                2000
                                                     ------------        ------------
Interest in Hercules Master Savings Trust
     investment in Hercules common stock             $      8,970        $     15,032
                                                     ------------        ------------

                                                     $      8,970        $     15,032
                                                     ============        ============

                                                (Dollars in thousands)
                                                      Year Ended
                                                  December 31, 2001
Decrease in net interest in Hercules Master
Savings Trust                                       $      (7,314)
Employers Contributions                                     3,746
Benefits paid to participants                              (2,321)
Transfers to other plans                                     (173)
                                                    -------------

     Net Decrease                                   $      (6,062)
                                                    =============

4.       TAX STATUS

         The United States Treasury Department advised on October 29, 1997, that the Plan as amended through February 1, 1996, is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits for the Plan, per the financial statements to the Form 5500:

                                                                    (Dollars in thousands)
                                                                          December 31,

                                                                       2001          2000
                                                                    ----------    ----------
Net Assets Available for Benefits per the financial statements      $  220,108    $  298,358
Amounts allocated to withdrawing participants                              (75)         (145)
                                                                    ----------    ----------
Net Assets Available for Benefits per the Form 5500                 $  220,033    $  298,213
                                                                    ==========    ==========

                                                                           (Dollars in thousands)
                                                                                 Year Ended
                                                                              December 31, 2001
Benefits paid to participants per the financial statements                      $      41,189

Add (deduct):

    Amounts allocated to withdrawing participants at December 31, 2001                     75

    Amounts allocated to withdrawing participants at December 31, 2000                   (145)
                                                                                -------------

Benefits paid to participants per the Form 5500                                 $      41,119
                                                                                =============

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.       MERGER OF EMPLOYEE SAVINGS PLAN

         After the close of business January 31, 2001, the Hercules Incorporated Employee Savings Plan was merged into the Plan. Pursuant to the merger, approximately 194 participants with assets having a fair market value of $7,346 thousand at the time of merger, became part of the Plan.

7.       PLAN TRANSFERS

         In May 2001 the Company completed the sales of its hydrocarbon resins business and select portions of its rosin resins business to Eastman Chemical Company (Eastman) and of its peroxy chemicals business to GEO Specialty Chemicals, Inc. (GEO). Pursuant to these transactions, the Plan transferred account balances having fair market values of $19,010 thousand and $2,711 thousand, respectively, to the trustees of the Eastman and GEO benefit plans.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


8.       SUBSEQUENT EVENTS

         On April 28, 2002, pursuant to a Stock and Asset Purchase Agreement executed February 12, 2002 (the Agreement), the Company sold its BetzDearborn Water Treatment Business to GE Specialty Materials (GESM), a unit of General Electric Company (the Water Treatment Business sale). As a result of this transaction, the Company undertook certain actions to facilitate the Water Treatment Business sale, as summarized below.

         On April 24, 2002, the Board of Directors of Hercules approved the merging of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the BetzDearborn Plan) into the Hercules Incorporated Savings and Investment Plan, effective March 1, 2002. In addition, the BetzDearborn Plan Trust was transferred from BetzDearborn Inc. to Hercules.

         Also effective with the closing of the sale of the BetzDearborn Water Treatment Business, the Board of Directors amended the BetzDearborn Plan to facilitate BetzDearborn Plan participants who are Water Treatment Business employees (the Inactive Participants) to make direct account rollovers to the GE 401(k) Plan, including: (i) full and immediate vesting of all account balances coincident with the closing of the Water Treatment Business sale, (ii) permitting transfers from Hercules stock accounts without restraint, (iii) allowing retention of the right to have Hercules stock accounts distributed in the form of stock certificates, and (iv) allowing the retention of the account balances and loans under the Hercules Savings and Investment Plan.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
Hercules Incorporated
Wilmington, Delaware




In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hercules Incorporated Savings and Investment Plan (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania  19103
June 24, 2002

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                               HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN


                                            /s/ Edward V. Carrington
                                           -------------------------------------
                                            Edward V. Carrington
                                            Vice President, Human Resources and
                                            Corporate Resources
                                            Plan Administrator
                                            June 28, 2002

                                  EXHIBIT INDEX

   NUMBER      DESCRIPTION
     23        Consent of Independent Accountants